TRENT

RECEIVED

2008 JUN 16 A 10: 23

OFFICE OF INTER... CORPORATE F...

6 June 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

08003233

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR shareholding'

Yours faithfully

PROCESSED
JUN 17 2008
THOMSON REUTERS

Richard Brierley
Assistant Company Secretary

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\U - Director-PDMR Shareholding - 6 June 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* SEVERN TRENT PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (iii) BOTH (i) AND (ii) Notification relates to (ii)
3.	Name of *person discharging managerial responsibilities/director* Baroness Noakes DBE	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] Person named in 3	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary shares of 97 17/19 pence
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them CB Noakes & Baroness SV Noakes (joint)	8	State the nature of the transaction Acquisition

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 4,000	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0017%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 1474.6 pence per share	14.	Date and place of transaction 5 June 2008, London, UK
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 4,000, 0.0017%	16.	Date issuer informed of transaction 5 June 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of *issuer* responsible for making notification

__________________K Porritt___________________________________

Date of notification 6 June 2008____________________________________

END